Pricing Term Sheet Filed Pursuant to Rule 433 to Preliminary Prospectus dated September 11, 2015 Registration Statement No. 333-206872 Date: September 11, 2015

Allegion plc

Issuer:	Allegion plc

Guarantors:	Certain subsidiaries of Allegion plc

Security:	Unsecured Senior Notes

Title:	5.875% Senior Notes due 2023 (the “Notes”)

Ratings(1):	Ba2 / BB+

Format:	SEC-Registered

Maturity Date:	September 15, 2023

Principal Amount (US$):	$300,000,000

Gross Proceeds:	$300,000,000

Net Proceeds (Before Expenses):	$295,500,000

Coupon:	5.875%

Offering Price:	100.000%

Yield to Maturity:	5.875%

Spread to Treasury:	+ 387 bps

Benchmark Treasury:	2.50% UST due August 15, 2023

Trade Date:	September 11, 2015

Settlement Date:	September 16, 2015 (T+3)

Record Dates:	Every March 1 and September 1 preceding each Interest Payment Date

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, beginning on March 15, 2016 Make-whole call at T+50 bps prior to September 15, 2018

Redemption Premium:	Beginning on September 15, 2018:

	September 15, 2018	104.406%

	September 15, 2019	102.938%

	September 15, 2020	101.469%

	September 15, 2021	100.000%

Equity Clawback:	Prior to September 15, 2018, may redeem up to 35% of the Notes at 105.875%

Special Redemption for Taxation Reasons:	Special optional redemption at 100% of principal plus accrued and unpaid interest upon the occurrence of specified tax events described under the caption “Description of the Notes—Redemption for Taxation Reasons” in the Preliminary Prospectus.

Change of Control Put:	At 101% of principal plus accrued and unpaid interest

Listing:	Allegion plc intends to apply to list the Notes on the New York Stock Exchange. There can be no assurance that any such application will be successful or that any such listing will be granted or maintained.

Denominations:	$2,000 x $1,000

Bookrunners:

J.P. Morgan Securities LLC

Goldman, Sachs & Co.

BNP Paribas Securities Corp.

Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Wells Fargo Securities, LLC

Co-managers:	BBVA Securities Inc. Fifth Third Securities, Inc. Mizuho Securities USA Inc. Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Bond Identifiers:	CUSIP: 01748T AA9

ISIN: US01748TAA97

Additional Changes to Preliminary Prospectus:

The following discussion supplements and supersedes the information contained in the Preliminary Prospectus to the extent inconsistent with such Preliminary Prospectus:

Pro Forma Ratio of Earnings to Fixed Charges:

On a pro forma basis, our ratio of earnings to fixed charges would have been 4.3 for the year ended December 31, 2014 and 4.7 for the six months ended June 30, 2015, after giving effect to the Acquisition Borrowings, the issuance of the Notes in this offering and the application of the net proceeds from this offering as described in “Use of Proceeds,” and assuming the foregoing transactions had been completed as of the first day of each of the periods mentioned above. These pro forma ratios do not necessarily reflect what our actual ratios of earnings to fixed charges would have been had these transactions occurred as of those dates or predict our ratio of earnings to fixed charges for any future period.

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Allegion plc (the “Issuer”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC toll-free at 1-866-803-9204.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

This pricing term sheet is dated September 11, 2015. The information in this pricing term sheet supplements the preliminary prospectus of the Issuer, dated September 11, 2015 (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information contained therein. This pricing term sheet is otherwise qualified in its entirety by reference to the Preliminary Prospectus. Financial information presented in the Preliminary Prospectus or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus, including the documents incorporated by reference therein, before making a decision in connection with an investment in the Notes.